IP TECHNOLOGY SERVICES, INC.

1576 East 21st Street

Brooklyn, New York 11210

Tel. (212) 363-7500

January 30, 2008

Securities & Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:

Anita Karu, Esq.

Re:

IP Technology Services, Inc.

Registration Statement on Form SB-2

File No. 333-147839

_________________________________________________

We hereby request that the effective date of the above-captioned pending Registration Statement be accelerated to 10:A.M. on Friday, February 1, 2008, or as soon thereafter as possible.

The Company acknowledges that:

1.

should the Commission or its staff declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.

the action of the Commission or its staff in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.

the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please be advised that there has been no material adverse change in the operations or financial condition of IP Technology Services, Inc.

Very truly yours,

/s/ Joseph Levi

Joseph Levi

CEO

President